November 25, 2024

Stephen Lazarus
Chief Financial Officer
OneSpaWorld Holdings Limited
Harry B. Sands, Lobosky Management Co. Ltd.
Office Number 2
Pineapple Business Park
Airport Industrial Park
Nassau, Island of New Providence, Commonwealth of The Bahamas

       Re: OneSpaWorld Holdings Limited
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-38843
Dear Stephen Lazarus:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 6. Selected Financial Data
Note Regarding Non-GAAP Financial Information, page 36

1. Please revise to disclose the reasons why management believes that presentation of
       Unlevered After Tax Cash Flow provides useful information to investors regarding financial condition and/or results of operations. Refer to Item 10(e)(1)(i)(C) of
       Regulation S-K.
 November 25, 2024
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Results for the Years Ended December 31, 2023 and 2022
Results of Operations , page 41

2. Please revise your discussion to quantify factors to which changes are attributed. In addition, with regard to revenue discussions, please quantify the extent to which changes are attributable to changes in prices or to changes in the volume or amount of products or services being sold or to the introduction of new products or services.
       Refer to Item 303(b)(2) of Regulation S-K. We note discussion in your February 28,
       2024 earnings call regarding the impact of pre-booking on your business. Please also consider disclosure of this factor. Please provide us a copy of your intended, revised disclosure.
Liquidity and Capital Resources
Cash Flows, Comparison of Results for the Years Ended December 31, 2023 and
2022
Operating Activities, page 45

3. Please provide a more informative analysis and discussion of changes in cash flows, including changes in working capital components, for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services